 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
_______________________
Amendment No. 2
to
SCHEDULE TO
Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
___________________

FSP 50 SOUTH TENTH STREET CORP
(Name of Subject Company)

MORAGA GOLD, LLC, STEVEN GOLD, MPF INCOME FUND 25, LLC, SCM SPECIAL FUND 2, LP MACKENZIE PATTERSON FULLER, LP
(Bidders)

SHARES OF PREFERRED STOCK
(Title of Class of Securities)

None or unknown
(CUSIP Number of Class of Securities)
_______________________
Copy to:
Christine Simpson	Chip Patterson, Esq.
MacKenzie Patterson Fuller, LP	MacKenzie Patterson Fuller, LP
1640 School Street	1640 School Street
Moraga, California 94556	Moraga, California 94556
(925) 631-9100 ext. 1024	(925) 631-9100 ext. 1006

(Name, Address, and Telephone Number of
Person Authorized to Receive Notices and
Communications on Behalf of Bidder)

Calculation of Filing Fee

Transaction	Amount of
Valuation*	Filing Fee

$1,400,000	$55.02

*	For purposes of calculating the filing fee only. Assumes the purchase of 40 Shares at a purchase price equal to $35,000 per Share in cash

[X]
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $55.02
Form or Registration Number: SC TO-T
Filing Party: MacKenzie Patterson Fuller, LP
Date Filed: February 12, 2009

[]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
[X]	third party tender offer subject to Rule 14d-1.
[]	issuer tender offer subject to Rule 13e-4.
[]	going private transaction subject to Rule 13e-3
[]	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

The Schedule TO filed as of February 3, 2009, as amended February 12, 2009, by the above-named bidders is hereby amended as set forth below. Items not amended remain unchanged, and capitalized terms are used as defined in the original Schedule.

TENDER OFFER

This Tender Offer Statement on Schedule TO relates to the offer (the “Offer”) by Moraga Gold, LLC; Steven Gold; MPF Income Fund 25, LLC; SCM Special Fund 2, LP (collectively the “Purchasers”) to purchase up to 40 shares of preferred stock (the “Shares”) in FSP 50 South Tenth Street Corp. (the “Corporation”), the subject company, at a purchase price equal to $33,250 per Share, less any dividends after February 20, 2009, with respect to the Shares between February 3, 2009 (the “Offer Date”) and March 31, 2009, or such other date to which this Offer may be extended (the “Expiration Date”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 3, 2009 (the “Offer to Purchase”).  As previously noted, the Offer price would be subject to reduction for dividends made or declared prior to the Expiration Date. Any dividends made or declared after the Expiration Date, by the terms of the Offer and as set forth in the Letter of Transmittal, would be assigned by tendering Shareholders to the Purchasers.

By this amendment, the Purchasers are decreasing the Purchasers’ price to $33,250 per share, less any dividends after February 20, 2009.  The reduction in price is due to the dividend payable on February 20, 2009.

                                                            SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:                      February 19, 2009

MPF Income Fund 25, LLC
By: MacKenzie Patterson Fuller, LP, Manager

By:	/s/ Chip Patterson
Chip Patterson, Senior Vice President

Moraga Gold, LLC
By: MPF Advisers, LP, Managing-member

By:	/s/ Chip Patterson
Chip Patterson, Senior Vice President

SCM Special Fund 2, LP
By: SCM-GP, LLC, General Partner
By: Sutter Capital Management, LLC, Manager

By:	/s/ Chip Patterson
Chip Patterson, Senior Vice President

MACKENZIE PATTERSON FULLER, LP

By:           /s/ Chip Patterson
Chip Patterson, Senior Vice President

STEVEN GOLD

/s/ Steven Gold